UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On August 12, 2025, Korea Electric Power Corporation (“KEPCO”) plans to announce its preliminary unaudited consolidated earnings results for the first half of the fiscal year 2025 and hold a conference call from 3:00 PM to 4:00 PM (Seoul Time) to discuss such results. The conference call will be conducted in Korean, and English interpretation will be provided.

For further information, please contact KEPCO’s IR Team at taeseop.eom@kepco.co.kr or 82-61-345-4211.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Jung-Taek
Name: Lee, Jung-Taek
Title: Assistant Vice President

Date: August 7, 2025